[Hub International Letterhead]
October 25, 2005
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:	Hub International Limited Form 10-K for Fiscal Year Ended December 31, 2004 File No. 1-31310
Dear Mr. Rosenberg:
          We hereby acknowledge receipt of the comment letter dated October 21, 2005 from the staff of the Securities and Exchange Commission concerning the above captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
          We will not be in a position to respond within 10 business days as requested in your letter. Key personnel who are responsible for responding to your comments are assisting the company in reporting its third quarter earnings and timely filing its quarterly report on Form 10-Q. This will confirm that we will provide a response by no later than November 11, 2005.
     Please contact the undersigned at (312) 279-4886 if you have any questions or require any further information in connection with this letter.
Sincerely,
HUB INTERNATIONAL LIMITED
/s/ MARIANNE D. PAINE
Marianne D. Paine
Chief Legal Officer